1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 (202) 261-3313 Direct +1 (202) 261-3016 Fax

July 21, 2009

Via Overnight Delivery and EDGAR

Christian T. Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Proxy Statement of PennantPark Investment Corp. (the “Fund”)

Dear Mr. Sandoe:

Thank you for your comments on July 17, 2009 regarding the preliminary proxy statement of the Fund filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2009. We describe below the changes that we have made to the Proxy Statement in response to your comments. For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. The page references that we refer to in our responses are to our proposed definitive proxy statement, which we are also providing to you. We are further providing you with a copy of our proposed definitive proxy statement in order to demonstrate how we incorporated our responses to your comments, as discussed in this letter, and to reflect the other minor changes that we have made to the preliminary proxy statement.

Comment 1: On page 4 of the proxy statement, make clear that PennantPark Investment Corporation is paying for the solicitation of proxies.

As requested, the Fund has revised page 4 as follows:

PennantPark Investment Corporation will bear the expense of the solicitation of proxies for the Meeting, including the cost of preparing and posting this proxy statement to the Internet and the cost of mailing the Notice of Meeting, proxy statement and proxy card to Stockholders. PennantPark Investment Corporation intends to use the services of Broadridge Financial Solutions, Inc., a leading provider of investor communications solutions, to aid in the distribution and collection of proxy votes. PennantPark Investment Corporation expects to pay market rates for such services. If brokers, trustees, or fiduciaries and other institutions holding shares in their own names or in the names of their nominees, which shares are beneficially owned by others, forward the proxy materials to, and obtain proxies from, such beneficial owners, PennantPark Investment Corporation will reimburse such persons for their reasonable expenses in so doing.

US   Austin   Boston   Charlotte   Hartford   New York   Newport Beach   Philadelphia   Princeton   San Francisco   Silicon Valley   Washington DC

EUROPE   Brussels   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Christian T. Sandoe, Esq. July 21, 2009 Page 2

Comment 2: On page 9 of the proxy statement, under the heading “1940 Act Conditions,” we believe the phrase “which is not uncommon for a BDC” in reference to the Fund’s shares of common stock recently trading at a discount to their net asset value is potentially misleading as the reason for the discount does not necessarily derive from the fact that the Fund is a business development company. Please delete the phrase “which is not uncommon for a BDC.”

As requested, the Fund has deleted the phrase “which is not uncommon for a BDC” on page 9.

Comment 3: On page 11 of the proxy statement under the heading “Maintenance or Possible Increase of Dividends,” make clear that any maintenance or increase of dividends could include a possible return of capital.

As requested, in response to the Commission’s comment the Fund has revised page 11 as follows:

A larger and more diversified portfolio could provide us with more consistent cash flow, which may support the maintenance and growth of our dividend. We generally distribute dividends to our Stockholders and last declared a quarterly dividend of $0.24 per share of our Common Stock, payable on July 1, 2009. Although management will continue to seek to generate income sufficient to pay our dividends in the future, the proceeds, and the investments thereof, will enable us to maintain and possibly grow our dividends, which may include a return of capital in the future.

Comment 4: Similar to the table on page 14 providing an example of dilution to the stockholders of the Fund regarding the issuance of common stock below net asset value, please include a table or example in the second proposal of the proxy statement demonstrating the potential dilutive effects to stockholders regarding an issuance of warrants or securities to subscribe for or convertible into shares of the Fund’s common stock.

In response to the Commission’s comment, the Fund has revised pages 18 and 19 as follows:

For illustrative purposes, we have set forth below a hypothetical example of a warrant offering by hypothetical Company XYZ. The assumptions underlying the example below, including the warrants’ offering price, exercise price and term, are hypothetical and not necessarily indicative of any warrant offering that we may undertake. We cannot assure you that the actual dilution regarding any exercise, subscription or conversion relating to any warrants or other securities that we may sell in the future will develop in accordance with this hypothetical example involving Company XYZ or that the dilution experienced by non-participating stockholders in Company XYZ is indicative of any potential dilution that may occur to our stockholders in the future in connection

Christian T. Sandoe, Esq. July 21, 2009 Page 3

with the issuance of warrants or other securities to subscribe for, or convertible into, shares of our common stock. Actual dilution can differ materially from the dilution reflected in the hypothetical example below. Accordingly, stockholders voting on this Proposal 2 should understand that the following example is intended merely to illustrate a hypothetical scenario based on certain market, economic and other assumptions. Investors are cautioned to not place undue reliance on this example as it is highly likely that actual dilution will vary from the hypothetical dilution represented in the hypothetical example below.

Company XYZ has 1,000,000 total shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The NAV of common stock of Company XYZ is $10.00.

The following table illustrates the reduction to NAV and the dilution experienced by Stockholder A, a stockholder who does not participate in the hypothetical warrant offering, following the sale of 250,000 warrants at a price per warrant of $0.50, each warrant entitling the holder to purchase one share of Company XYZ’s common stock at an exercise price of $9.00, and the subsequent exercise of such warrants immediately prior to the warrants’ expiration on their third anniversary. At the time of the sale of the warrants, the warrants’ exercise price is above the current market price of the shares of Company XYZ’s common stock, and at the time of exercise of the warrants, their exercise price is below the then current market price and NAV.

	Prior to Warrant Offering	Following Warrant Offering		Following Warrant Exercise	Total Percentage Change
Reduction to NAV
Total Shares Outstanding	1,000,000	1,000,000		1,250,000	25.0%
NAV per share(1)	$10.00	$10.12		$9.90	-1.0%

Dilution to Existing Shareholder A
Shares held by Stockholder A	10,000	10,000	(2)	10,000	0.0%
Percentage Interest in Company XYZ held by Stockholder A	1.00%	1.00%		0.80%	-20.0%
Total Interest of Stockholder A in NAV	$100,000	$101,250		$99,000	-1.0%

(1) Assumes no change in the assets and liabilities except for proceeds following the warrants offering and the exercise of warrants.

Christian T. Sandoe, Esq. July 21, 2009 Page 4

(2)	Assumes that Stockholder A does not purchase warrants in the offering.

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If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313.

Sincerely,

/s/ Thomas Friedmann
Thomas Friedmann

Cc:	Arthur Penn

Aviv Efrat

PennantPark Investment Corporation